File No.


                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

                               FORM U-1

             DECLARATION WITH RESPECT TO ISSUE AND SALE OF
                            NOTES TO BANKS
                                 UNDER
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              (the "Act")


EASTERN EDISON COMPANY               EUA SERVICE CORPORATION
110 MULBERRY STREET                  P.O. BOX 2333
BROCKTON, MA  02403                  BOSTON, MA  02107

BLACKSTONE VALLEY ELECTRIC COMPANY   MONTAUP ELECTRIC COMPANY
WASHINGTON HIGHWAY, P.O. BOX 1111    P.O. BOX 2333
LINCOLN, RI  02865                   BOSTON, MA  02107

NEWPORT ELECTRIC CORPORATION         EUA OCEAN STATE CORPORATION
12 TURNER ROAD, P.O. 4128            P.O. BOX 2333
MIDDLETOWN, RI  02840                BOSTON, MA  02107


                (Names of companies filing this statement
              and addresses of principal executive offices)


                      EASTERN UTILITIES ASSOCIATES
                (Name of top registered holding company)


                   CLIFFORD J. HEBERT, JR., TREASURER
                      EASTERN UTILITIES ASSOCIATES
                   P.O. BOX 2333, BOSTON, MASS.  02107
                 (Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

                        ARTHUR I. ANDERSON, ESQ.
                         McDermott, Will & Emery
                   75 State Street, Boston, MA  02109

                                    I
                  DESCRIPTION OF PROPOSED TRANSACTIONS

     1. By an order dated December 21, 1993, Holding Company Act Release No. 35-25956 (File No. 70-8287) (the "December 1993 Order"), Eastern Edison Company ("Eastern"), Montaup Electric Company ("Montaup"), Blackstone Valley Electric Company ("Blackstone"), EUA Service Corporation ("Service"), Newport Electric Corporation ("Newport") and EUA Ocean State Corporation ("Ocean State"), all subsidiaries of Eastern Utilities Associates ("EUA"), a registered holding company, were authorized, subject to various terms and agreements, to issue and sell short-term notes to banks ("Notes"), from time to time during the period from January 1, 1994 to December 31, 1995, in aggregate amounts outstanding at any one time not to exceed $35 million for Eastern, $20 million for Montaup, $8 million for Blackstone, $7 million for Service, $6 million for Newport and $5 million for Ocean State. The Commission reserved jurisdiction over the issue and sale of Notes in the additional amounts of $15 million for Eastern, $5 million for Montaup, $7 million for Blackstone, $3 million for Service and $4 million for Newport. Notes issued under such authorization were renewable from time to time prior to December 31, 1995, provided no such Notes matured after September 30, 1996.

     2. Eastern, Montaup, Blackstone, Service, Newport and Ocean State each propose and hereby request authorization to borrow funds through the period ending December 31, 1997 through the issuance and sale of short-term notes to banks in aggregate amounts outstanding at any one time not to exceed $20 million in the case of Eastern, $20 million in the case of Montaup, $15 million in the case of Blackstone, $5 million in the case of Service, $12 million in the case of Newport and $5 million in the case of Ocean State. The Notes will be issued to banks and renewed from time to time as funds are required prior to December 31, 1997, provided no such notes will mature after September 30, 1998.

     3. As of June 30, 1995 the amounts of short-term bank loans outstanding, the amounts anticipated to be outstanding as of December 31, 1995 and the pro forma aggregate amount of such short-term borrowings anticipated to be outstanding at any one time at or prior to December 31, 1995 are as follows:

                                         Aggregate Amount
                                          Outstanding at
          Outstanding   Anticipated        any one time
          at 06/30/95   at 12/31/95     12/31/95-12/31/97

Eastern            $0    $3,050,000         $9,950,000
Montaup     6,087,000             0          9,850,000
Blackstone          0     4,550,000          7,550,000
Newport             0     4,850,000          6,300,000
Service             0             0          2,550,000
Ocean State         0             0          2,200,000


     4. Notes will be issued to banks pursuant to informal credit line arrangements which provide for borrowings at a floating prime rate or at available fixed money market rates. Notes will mature in not more than one year from the date of issuance. Notes bearing interest at the floating prime rate will be subject to prepayment at any time without premium. Notes bearing interest at available money market rates, which in all cases will be less than the prime rate at time of issuance, will not be prepayable.

     5. Credit lines with banks are subject in some cases to commitment fees. The list of existing bank credit lines, applicable commitment fees and effective cost of borrowings are set forth in Exhibit G hereto. The existing bank credit lines expire at June 30, 1996 and their continued availability is subject to continuing review by the banks involved. Bank credit lines and arrangements may be increased or decreased or changed and additional lines may be obtained from other banks not shown on the exhibit.

     6. The existing credit line arrangements provide for borrowing at the prime rate or money market rates together with a commitment fee equal to 3/16 of 1% multiplied by the line of credit. Any such commitment fee will be allocated among the six applicants and other EUA system companies who have access to system lines of credit pursuant to applicable regulatory authority, in proportion to their respective borrowing authorizations.

     7. The funds to be borrowed by Eastern, Montaup, Blackstone, Newport, Service and Ocean State from the issuance of the Notes will be applied, together with other funds available to these companies, to: (1) renew outstanding notes payable to banks, as they become due; (2) finance their respective 1996 and 1997 cash construction expenditures; (3) provide funds to meet certain sinking fund, and retirements or redemptions of outstanding securities; (4) provide funds to meet working capital requirements; and, (5) for other corporate purposes.

     8. The Notes issued to banks will be repaid by any combination or by all of the following methods respective to each company: (1) the issuance of new notes; (2) the internal generation of funds; and (3) the issuance and sale of long-term debt and equity securities.

     9. The applicants do not now, and will not in the future, own or operate or be an equity participant in any exempt wholesale generator or foreign utility company, as such terms are defined in the Energy Policy Act of 1992, and do not now, and will not in the future, receive any benefits or incur any obligations under any service, sales of construction contracts with an exempt wholesale generator or foreign utility company as a result of the proposed transactions. None of the proceeds from the issuance and sale of the Notes proposed herein will be used by the applicants for the acquisition of an interest in an exempt wholesale generator or foreign utility company.


                                  II
                     FEES COMMISSIONS AND EXPENSES

     1. The estimated fees, commissions and expenses to be paid or incurred directly or indirectly in connection with the transactions proposed hereunder will be filed be amendment.


                                  III
                    APPLICABLE STATUTORY PROVISIONS

     1. Issuance and sale of notes by Eastern, Montaup, Newport, Blackstone, Ocean State and Service. Sections 6(a)(1) and 7.

     2. Payment or prepayment of note indebtedness, sinking fund obligations from proceeds of proposed borrowings. Section
12(c); exempt under Rule 42.

                                  IV
                          REGULATORY APPROVAL

     No other state Commission, and no Federal Commission, other than the Securities and Exchange Commission, has jurisdiction over the proposed transactions.


                                  V
                              PROCEDURE

     It is anticipated that the first of the borrowings under this Declaration will be made on January 1, 1996. Accordingly, request hereby is made that the Commission enter an Order in connection with the borrowings proposed herein not later than December 1, 1995 with respect to Eastern Edison, Montaup, Blackstone, Newport, Service and Ocean State. It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Division of Corporate Regulation may assist in the preparation of the Commission's decision, and it is believed that the 30-day waiting period would be inappropriate.


                                 VI
                  EXHIBITS AND FINANCIAL STATEMENTS

     a.   Exhibits (** indicates filed herewith):

     Exhibit A-1** Form of Eastern Edison Company Bank Note* Exhibit A-2** Form of Montaup Electric Company Bank Note* Exhibit A-3** Form of Blackstone Valley Electric Company
                     Bank Note*
     Exhibit A-4** Form of EUA Service Corporation Bank Note* Exhibit A-5** Form of Newport Electric Corporation Bank
                    Note*
     Exhibit A-6**  Form of EUA Ocean State Corporation Bank Note*
     Exhibit F      Opinion of counsel (To be filed by Amendment)
     Exhibit G**    EUA System Lines of Credit
     Exhibit H**    Proposed Text Form of Notice

     * Forms of Bank Notes will vary to accord with the practices of the various banks.

     b.   Financial Statements (** indicates filed herewith):

          (*Confidential Treatment will be Requested pursuant to Rule 104(b) promulgated under The Act)


          Financial Statement No. 1.1  Eastern Edison Company
          Cash Flow-Month by Month for the Years 1996-1997*

          Financial Statement No. 1.2 Eastern Edison Company
          (Consolidated) Capitalization at June 30, 1995.**

          Financial Statement No. 2.1 Montaup Electric Company
          Cash Flow-Month by Month for Years 1996-1997*

          Financial Statement No. 2.2 Montaup Electric Company
          Capitalization at June 30, 1995.**

          Financial Statement No. 3.1 Blackstone Valley Electric
          Company Cash Flow - Month by Month for Years 1996-1997*

          Financial Statement No. 3.2 Blackstone Valley Electric
          Company - Capitalization at June 30, 1995.**

          Financial Statement No. 4.1 EUA Service Corporation
          Cash Flow - Month by Month for Years 1996-1997*

          Financial Statement No. 4.2 EUA Service Corporation -
          Capitalization at June 30, 1995.**

          Financial Statement No. 5.1 Newport Electric
          Corporation Cash Flow - Month by Month for Years
          1996-1997*

          Financial Statement No. 5.2 Newport Electric
          Corporation - Capitalization at June 30, 1995.**

          Financial Statement No. 6.1 EUA Ocean State Corporation
          Cash Flow - Month by Month for Years 1996-1997*

          Financial Statement No. 6.2 EUA Ocean State Corporation
          - Capitalization at June 30,1995.**


                                 VII
               INFORMATION AS TO ENVIRONMENTAL EFFECT

     The transactions described in Item I do not involve major federal action significantly affecting the quality of the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.


                              EASTERN EDISON COMPANY
                             MONTAUP ELECTRIC COMPANY
                        BLACKSTONE VALLEY ELECTRIC COMPANY
                           NEWPORT ELECTRIC CORPORATION
                              EUA SERVICE CORPORATION
                            EUA OCEAN STATE CORPORATION

By:  /s/ Clifford J. Hebert, Jr.
     Clifford J. Hebert, Jr.
     Their Treasurer

Dated:  October 6, 1995